Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2024	2023

ASSETS
Current Assets
Cash and cash equivalents	$1,913	$813
Short-term interest-bearing deposits	21,523	26,507
Prepaid expenses and other receivables	4,711	1,336
Assets classified as held for sale	229	5,108
Total Current Assets	28,376	33,764

Non-Current Assets
Property and equipment, net	1,299	1,539
Other assets	1,372	1,528
Total Non-Current Assets	2,671	3,067
TOTAL ASSETS	$31,047	$36,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$643	$827
Accrued expenses and other liabilities	2,966	4,001
Liability classified as held for sale	-	1,233
Total Current Liabilities	3,609	6,061

Non-Current Liabilities
Other long-term liabilities	587	686
Total Non-Current Liabilities	587	686

Commitments and Contingent Liabilities

TOTAL LIABILITIES	4,196	6,747

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.40 par value: Authorized: 45,000,000 shares as of March 31, 2024 and December 31, 2023; Issued and outstanding: 18,811,781 and 18,598,555 as of March 31, 2024 and December 31, 2023, respectively;	2,160	2,137
Additional paid in capital	139,823	138,939
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(116,233)	(112,093)
TOTAL SHAREHOLDERS’ EQUITY	26,851	30,084
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,047	$36,831

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended
	March 31,
	2024	2023

Revenues	$-	$-

Operating expenses:
Research and development expenses	2,857	5,176
General and administrative expenses	1,093	1,607
Loss on disposal group of assets held for sale	201	-
	4,151	6,783

Operating loss	(4,151)	(6,783)

Finance income (expense)	11	(435)

Net loss	(4,140)	(7,218)

Total comprehensive loss	$(4,140)	$(7,218)

Basic & diluted loss per share	$(0.22)	$(0.39)
Weighted average number of shares outstanding	18,727,037	18,516,438

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Currency translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2023	18,598,555	2,137	138,939	$1,101	(112,093)	30,084
Changes during the three months period ended March 31, 2024:
Restricted stock units vested	34,295	3	(3)			-
Issuance of shares for cash consideration of $540 net of $16 issuance costs	178,931	20	504	-		524
Share based compensation			383	-		383
Net loss				-	(4,140)	(4,140)
Balance as of March 31, 2024 (unaudited)	18,811,781	2,160	139,823	$1,101	(116,233)	26,851

Balance as of December 31, 2022	18,421,852	2,117	136,648	$1,101	(83,025)	56,841
Changes during the three months period ended March 31, 2023:
Restricted stock units vested	34,295	3	(3)	-		-
Issuance of shares for cash consideration of $470 net of $152 issuance costs	110,115	13	305			318
Share based compensation			633	-		633
Net loss				-	(7,218)	(7,218)
Balance as of March 31, 2023 (unaudited)	18,566,262	2,133	137,583	$1,101	(90,243)	50,574

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2024	2023
Cash flows from operating activities
Net (loss)	$(4,140)	$(7,218)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	188	209
Capital gain on sale of property and equipment	(76)	-
Loss on short-term bank deposits	65	1,392
Gain on assets and liabilities classified as held for sale	(66)	-
Non-cash operating lease expenses	98	208
Share-based compensation	383	633
Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	355	492
Decrease in accounts payable trade	(183)	(457)
Decrease in accrued expenses and other liabilities	(1,030)	(722)
Operating lease liabilities	(104)	(321)
Net cash (used in) operating activities	(4,510)	(5,784)

Cash flows from investing activities
Purchase of property and equipment	(43)	(162)
Proceeds from sale of property and equipment	171	-
Proceeds from sale of assets as held for sale	53
Investment in short-term interest-bearing bank deposits	(8,483)	(31,184)
Release of short-term interest-bearing bank deposits	13,400	-
Net cash provided by (used in) investing activities	5,098	(31,346)

Cash flows from financing activities
Proceeds from issuance of shares net	524	318
Proceeds from exercise of options	-	-
Net cash provided by financing activities	524	318

Increase (decrease) in cash and cash equivalents	1,112	(36,812)
Cash and cash equivalents - beginning of period	1,226	50,357
	-	-
Cash and cash equivalents - end of period	$2,338	$13,545

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash paid (received) for interest, net	$514	$462

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include, sepsis, osteoarthritis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of March 31, 2024, had an accumulated deficit of $116,233 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates and may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2023 Annual Report on Form 20-F, as filed with the SEC on April 30, 2024. The results of operations for the interim periods presented herein are not necessarily indicative of the operating results for any future period. The December 31, 2023 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rate on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income were translated at the approximate exchange rate in effect at the time of the applicable transaction.

1 U.S. dollar = 3.681 NIS and 3.627 NIS as of March 31, 2024 and December 31, 2023, respectively.

The U.S. dollar increased against the NIS 1.49% and 2.73% in the three months ended March 31, 2024 and 2023, respectively.

Recently Adopted Accounting Standards

During the three months ended March 31, 2024, the Company was not required to adopt any recently issued accounting standards.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to provide enhanced segment disclosures. The standard will require disclosures about significant segment expenses and other segment items and identifying the Chief Operating Decision Maker and how they use the reported segment profitability measures to assess segment performance and allocate resources. These enhanced disclosures are required for all entities on an interim and annual basis, even if they have only a single reportable segment. The standard is effective for years beginning after December 15, 2023 and interim periods within annual periods beginning after December 15, 2024, and early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	March 31,	December 31,
(in thousands)	2024	2023

Cash held in banks	$1,913	$813
Total cash and cash equivalents	1,913	813
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	312	300
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$2,338	$1,226

NOTE 4 – SHORT TERM DEPOSITS

	March 31,	December 31,
(in thousands)	2024	2023

Bank deposits in U.S.$ (annual average interest rates 6.000% and 6.195%)	$6,101	$6,240
Bank deposits in NIS (annual average interest rates 4.410% and 4.568%)	15,422	20,267
Total short-term deposits	$21,523	$26,507

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	March 31,	December 31,
(in thousands)	2024	2023

Prepaid expenses	$896	$1,107
Tax authorities	38	116
Others	3,777	113
	$4,711	$1,336

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	March 31,	December 31,
(in thousands)	2024	2023

Cost:
Laboratory equipment	$2,132	$2,412
Computers	408	380
Office furniture & equipment	186	186
Leasehold improvements	1,431	1,431
	4,157	4,409
Accumulated depreciation:
Laboratory equipment	1,802	1,891
Computers	278	263
Office furniture & equipment	43	40
Leasehold improvements	735	676
	2,858	2,870
Depreciated cost	$1,299	$1,539

Depreciation expenses for the three months ended March 31, 2024 and 2023 were $188 and $209 thousand, respectively.

NOTE 7 – OTHER ASSETS

	March 31,	December 31,
(in thousands)	2024	2023

Restricted cash	$312	$300
Long Term Deposit	7	8
Long-term prepaid expenses	110	179
Right-of-Use assets, net	943	1,041
	$1,372	$1,528

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
(in thousands)	2024	2023

Vacation, convalescence and bonus accruals	$351	$341 1
Employees and payroll related	312	422
Short term operating lease liabilities	341	346
Accrued expenses and other	1,962	2,892
	$2,966	$4,001

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 9 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space, plant space and vehicles.

	Three months ended March 31,
(in thousands)	2024	2023

The components of lease expense were as follows:
Operating leases expenses	$112	$252
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$108	$257

Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$-	$145

	March 31,	December 31,
(in thousands)	2024	2023

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,773	$2,161
Accumulated amortization	830	1,120
Operating lease Right-of-Use assets, net	$943	$1,041
Lease liabilities – current - Accounts payable and accrued liabilities	$341	$346
Lease liabilities – noncurrent	587	686
Total operating lease liabilities	$928	$1,032
Weighted average remaining lease term in years	3.14	3.3
Weighted average annual discount rate	6.8%	6.7%

Maturities of operating lease liabilities as of March 31, 2024, were as follows:
2024 (after March 31)	$297
2025	348
2026	194
2027	120
2028 and onwards	89
Total undiscounted lease liability	1,048
Less: Imputed interest	(120)
Present value of lease liabilities	$928

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a SOFR-based rate.

The gross amount of grants received by the Company from the IIA, including accrued interest, as of March 31, 2024 was approximately $9.7 million. As of March 31, 2024, the Company had not paid any royalties to the IIA.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 11 – EQUITY

a)	All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, permit the holders to receive a fixed number of Ordinary Shares upon exercise, require physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2024	202,251	$23.31
Outstanding and exercisable March 31, 2024	202,251	$23.31

Composed of the following:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

b)	During the three months ended March 31, 2024 the Company issued 178,931 Ordinary Shares under its ATM agreement, dated December 30, 2022, with Cantor Fitzgerald & Co. and JMP Securities LLC (the “ATM Agreement”), for gross consideration of $540 net of $16 of issuance expenses.

NOTE 12 – SHARE-BASED COMPENSATION

a)	As of March 31, 2024, 5,028,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 978,983 shares were available for future grant.

b)	The following table contains information concerning options granted under the existing equity incentive plans:

	Three months ended March 31,
	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,842,496	$5.63	2,939,434	$5.85
Granted	250,000	$3.21	-	$-
Forfeited and expired	(84,872)	$5.76	(9,566)	$7.76
Exercised	-	$-	-	$-
Outstanding at end of period	3,007,624	$5.41	2,929,868	$5.84
Exercisable at end of period	2,235,323	$5.54	2,053,017	$5.58

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

	Three months ended March 31,
	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Non-vested at beginning of period	596,503	$5.53	986,005	$6.46
Granted	250,000	$3.21	-	$-
Vested	(63,639)	$6.75	(107,654)	$6.16
Forfeited	(10,563)	$6.69	(1,500)	$5.12
Non-vested at the end of period	772,301	$4.67	876,851	$6.48

During the three months ended March 31, 2024 and 2023, the Company recognized $223 thousand and $530 thousand, respectively, of share-based compensation expenses related to stock options.

As of March 31, 2024, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $1,336 thousand, which is expected to be recognized over a weighted average period of 1.61 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2024:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding (in thousands)	No. of options exercisable
$2.69	649,591	1.17	$715	649,591
$3.21	250,000	9.88	145	-
$3.53	53,192	9.60	14	-
$3.66	250,000	6.09	32	250,000
$4.68	35,438	6.00	-	35,438
$5.34	166,250	8.00	-	84,000
$5.34	442,410	8.64	-	178,176
$5.96	150,000	8.64	-	37,500
$6.22	553,124	2.92	-	553,124
$8.19	150,000	5.64	-	150,000
$8.23	5,000	7.64	-	5,000
$9.02	40,500	6.63	-	30,375
$10.12	10,649	4.68	-	10,649
$12.23	250,000	7.16	-	250,000
$21.40	970	5.32	-	970
$90.16	500	0.67	-	500
	3,007,624		$906	2,235,323

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

d)	The following table contains information concerning restricted stock units granted under the 2019 Equity Incentive Plan:

	Three months ended March 31,
	2024		2023
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	621,135	$3.14	157,560	$10.02
Forfeited	(9,069)	$3.48	(125)	$14.67
Granted	-	$-	-	$-
Vested	(40,606)	$9.86	(43,106)	$10.14
Nonvested at end of period	571,460	$2.65	114,329	$9.97

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). For the three months ended March 31, 2024 and 2023, the Company recognized $160 thousand and $103 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of March 31, 2024 was $818 thousand, which is expected to be recognized over a weighted average period of 1.52 years.

e)	The following table summarizes share-based compensation expenses related to grants under the 2019 Equity Incentive Plan included in the statements of operations:

	Three months ended March 31,
(in thousands)	2024	2023

Research & development	$124	$196
General & administrative	259	437
Total	$383	$633

NOTE 13 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of March 31, 2024 and December 31, 2023:

	March 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,913	$1,913	$-	$-
Short term deposits	21,523	21,523	-	-
Long term deposits	-	-
Restricted cash	425	425	-	-
Total financial assets	$23,861	$23,861	$-	$-

	December 31, 2023
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$813	$813	$-	$-
Short term deposits	26,507	26,507	-	-
Restricted cash	413	413	-	-
Total financial assets	$27,733	$27,733	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024 (UNAUDITED)

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that the following subsequent event necessitated disclosure:

1.	During the second quarter of 2024 the Company issued 1,776 Ordinary Shares under the ATM Agreement

2.	In April 2024, we announced the 28-day topline data from the Phase II trial evaluating AllocetraTM in patients with sepsis.

3.	On May 27, 2024, the Company entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 2,060,000 Ordinary Shares, (ii) pre-funded warrants to purchase up to 1,511,429 Ordinary Shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 Ordinary Shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 Ordinary Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per Ordinary Share and the associated Investor Warrants, each to purchase one Ordinary Share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-264561) and a related base prospectus, together with the related prospectus supplement, dated as of May 27, 2024, filed with the SEC.

Each Investor Warrant has an exercise price of $1.40 per Ordinary Share and is immediately exercisable. The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the U.S. Food and Drug Administration (the “FDA”) for approval for AllocetraTM’s osteoarthritis related indication. Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, is immediately exercisable and may be exercised at any time and has no expiration date. The Investor Warrants and the Pre-Funded Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of Ordinary Shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder. None of the Pre-Funded Warrants may be exercised if the aggregate number of Ordinary Shares beneficially owned by the holder thereof would exceed 9.99% immediately after exercise thereof.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 of Ordinary Shares pursuant to the above noted registration statement. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 Ordinary Shares and Series B Warrants to purchase 125,000 Ordinary Shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per Ordinary Share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the Offering and 60 days following the public announcement of the Company’s filing with the FDA for approval for AllocetraTM’s osteoarthritis related indication. The net proceeds from the Offering were approximately $4.5 million after deducting Wainwright’s fees and other expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes.